Exhibit 1.A.(5)(e)

MONARCH LIFE INSURANCE COMPANY

SPRINGFIELD, MASSACHUSETTS

CHANGE PRIVILEGE

Monarch agrees, subject to the terms of this provision, that as of any premium due date it will change this Policy for a Policy on the life of a new Insured if:

(1)	Monarch is satisfied that under its rules the new Insured qualifies for insurance for such amount and at the premium rate for the standard classification of risk,

(2)	this Policy is then in force with no assignment on file with Monarch, with no premium in default and with no premiums being waived,

(3)	the attained age at the date of change of the original and new Insureds is between 21 and 65, and

(4)	there is a demonstrated insurable interest between the new Insured and the Owner.

(5)	the new insured was living on the Policy Date of this policy.

The change privilege will not be available if there is any outstanding indebtedness under this Policy unless such indebtedness is repaid at the time of change.

Request by the Owner and the new Insured on Monarch’s application, submission of evidence of the new Insured’s insurability satisfactory to Monarch, and surrender of this Policy, will be required within 31 days before such premium due date together with the first premium for the new Policy. If the request for change is approved by Monarch, insurance under the new Policy will take effect on such premium due date if the new Insured is then living. Insurance under this Policy shall cease when insurance under the new Policy takes effect. The Owner of the new Policy will be the same as the Owner of this Policy.

THE NEW POLICY. The new Policy will be a Variable Life Insurance Policy with the same form number as this policy. The Policy Date of the new policy will be the same as the Policy Date of this Policy. The insurance age for the new insured will be determined by the Policy Date and premiums will be at Monarch’s rates for such insurance age in effect on such date.

The new Policy will have the following benefits:

(1)	The cash value of the new Policy will equal the cash value of this Policy as of the date of change less any collection charge Monarch may impose.

(2)	The face amount of the new Policy will equal the face amount of this Policy, except that if the Variable Insurance Amount determined for the policy year of change is negative, the face amount will be decreased to result in a zero Variable Insurance Amount.

(3)	The allocation of the investment base of the new policy will be the same as this Policy’s as of the date of change.

Secretary	President